Kenneth G.M. Mason +1 212 836 7630 office Kenneth.mason@kayescholer.com 250 West 55th Street New York, NY 10019-9710 +1 212 836 8000 main +1 212 836 8689 fax

October 15, 2014

VIA SECURE ELECTRONIC DELIVERY AND BY HAND DELIVERY

Mr. Gerard Gibson, Staff Attorney
Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Five Oaks Investment Corp.
Registration Statement on Form S-3
Filed August 20, 2014
File No. 333-198272

Dear Mr. Gibson:

We are submitting this letter on behalf of Five Oaks Investment Corp., a Maryland corporation (the “Company”), in response to an oral comment received on September 2, 2014, from you as the examiner for the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on August 20, 2014 (the “Registration Statement”). This response letter follows a discussion with you on October 1,2014.

For your convenience, the response to the oral comment is prefaced, in italicized type, by what we believe is a fair synopsis of such comment.

Oral Comment

1.	Please revise the Selling Stockholder Table to disclose the natural person that holds dispositive power over the shares of common stock of the Company reported as owned by XL Insurance (Bermuda) Ltd.

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All information below regarding the XL group of companies and all statements below regarding an XL entity and all disclosures below regarding an XL entity have been provided by XL Group plc (“XL”) for inclusion in this response letter and have not been independently verified by the Company.

XL does not believe that any natural person exercises voting and/or dispositive power within the meaning of Rule 13d-3 over the Company’s common stock held by any XL subsidiary for the reasons set forth below.

Shares of the Company’s common stock are currently directly held by two wholly owned subsidiaries within the XL group of companies. XL Investments Ltd is the record owner of 6,354,167 shares and XL Global Inc. is the record owner of 8,175 shares of the Company’s common stock.

XL is an Irish public limited company whose ordinary shares are listed on the New York Stock Exchange. XL, through its subsidiaries, is a global insurance and reinsurance company providing property, casualty and specialty products to industrial, commercial and professional firms, insurance companies and other enterprises on a worldwide basis. XL, together with its subsidiaries, had 4,291 employees as of December 31, 2013 and consolidated assets of $47,848,915,000 as of June 30, 2014. XL has a diverse shareholder base, and to XL’s knowledge there are no natural persons who would be considered controlling shareholders of XL. The ultimate responsibility of governing XL lies with its board of directors.

XL is a widely held public company and, therefore, no one individual holds voting or dispositive power over the shares of the Company held by the XL entities. Given its ownership structure, XL believes that adding a natural person to the Beneficial Ownership table in the Selling Stockholders presentation in respect of XL’s ownership of the Company is not appropriate or required by Rule 13d-3. XL also believes that the current disclosure contained in the Beneficial Ownership table as to its ownership of the Company is consistent with the disclosure required by the Staff in recent transactions of other shareholders who were widely held public companies or wholly owned subsidiaries of widely held public companies (see, for example, the April 14, 2014 response letter of Trupanion, Inc. to the Staff relating to shares held by RenaissanceRe Ventures Ltd., a wholly owned subsidiary of RenaissanceRe Holdings Ltd., and the Principal and Selling Shareholders table set forth in the Form F-1/A filed by Alibaba Group Holding Ltd. on September 15, 2014 (as to ownership positions of Soft Bank and Yahoo)).

The Company would propose, however, to provide additional detail as to how these shares are held and managed by affiliated XL entities, which disclosure is consistent with the disclosure provided by XL in its Schedule 13D and Section 16 filings with regard to the Company.

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The Company would propose to edit the disclosure in the Selling Stockholders presentation by removing XL Insurance (Bermuda) Ltd from the Beneficial Ownership Table (as owner of 6,362,342 shares of the Company’s common stock) and inserting in replacement thereof XL Investments (as record owner of 6,354,167 shares of the Company’s common stock) and XL Global (as record owner of 8,175 shares of the Company’s common stock).   The Company would also propose to edit the disclosure in the Selling Stockholders section by revising footnote 1 to the Beneficial Ownership Table (as to the ownership of XL Investments) to read as follows:

XL Investments is the record owner of 6,354,167 shares of common stock.  XL Group Investments Ltd serves as investment manager to XL Investments and has voting and dispositive power as to the shares of common stock held by XL Investments.  XL Insurance (Bermuda) Ltd directly owns all of the equity interests of XL Investments and indirectly owns all of the equity interests of XL Group Investments Ltd and may also be deemed to beneficially own the shares of common stock held by XL Investments.  XL Group plc is the ultimate parent holding company of each of XL Investments, XL Insurance (Bermuda) Ltd and XL Group Investments Ltd.  XL Group plc is an Irish public limited company whose ordinary shares are listed on the NYSE. The address for XL Investments, XL Insurance (Bermuda) Ltd and XL Group Investments Ltd is One Bermudiana Road, Hamilton HM08, Bermuda.  See “Relationships with the XL Group of Companies.”

Finally, the Company would propose to edit the disclosure in the Selling Stockholders presentation by inserting a new footnote 2 to the Beneficial Ownership Table (as to the ownership of XL Global) to read as follows:

XL Global is the record owner of 8,175 shares of common stock.  XL Group Investments LLC serves as investment manager to XL Global and has voting and dispositive power as to the shares of common stock held by XL Global.  XL Insurance (Bermuda) Ltd indirectly owns all of the equity interests of XL Global and XL Group Investments LLC and may also be deemed to beneficially own the shares of common stock held by XL Global.  XL Group plc is the ultimate parent holding company of each of XL Global, XL Insurance (Bermuda) Ltd and XL Group Investments LLC.   XL Group plc is an Irish public limited company whose ordinary shares are listed on the NYSE.  The address for XL Global and XL Group Investments LLC is 1540 Broadway, 25th Floor, New York, NY 10036.  See “Relationships with the XL Group of Companies.”

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If you have any questions with respect to the Registration Statement or this letter, please contact me at Kenneth.Mason@kayescholer.com/(212) 836-7630.

Very truly yours,

KAYE SCHOLER LLP

By:	/s/ Kenneth G.M. Mason
Kenneth G.M. Mason

Enclosure

CC:	David Carroll, Chief Executive Officer and President, Five Oaks Investment Corp.
David Oston, Chief Financial Officer, Treasurer and Secretary, Five Oaks Investment Corp.
Matthew Murabito, XL Investments Ltd.
Robert Stebbins, Willkie Farr & Gallagher, counsel to XL Investments Ltd.